ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 20, 2007

07028790

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
December 20, 2007 (ASX: Announcement & Media Release – Schwing #2 Drilling Update; Director Appointment and Appendix 3X)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 December 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

SCHWING #2 - DRILLING UPDATE

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Well deepened to 9,265 feet – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

We have been advised that since our last report on 13 December 2007, the Schwing #2 well has been deepened from 8,244 feet to 9,265 feet. Current operations at the well comprise running in the hole with a new bottom-hole assembly prior to drilling ahead.

The Schwing #2 well is a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest (for depths between surface and 14,500 feet).

The Schwing #2 well has been engineered in a manner to enable deepening to test the Wilcox formation if the shallower objectives fail to yield a commercial result. The well is targeting gas and is expected to take 52 days at an estimated completed cost of US$6 million. FAR has retained its full 17.7 percent rights below 14,500 feet and will determine its level of participation in any deepening if and when a firm proposal is made.

A potential bail out zone has been mapped at Bolmex horizon at approximately 11,800 feet. This zone is considered lower risk and may assist in defraying well costs.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 December 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DIRECTOR APPOINTMENT

First Australian Resources Limited ("FAR") is pleased to announce the appointment of Albert Edward Brindal as Non Executive Director to the Board of the Company.

Mr Brindal is based in Perth and has served as Company Secretary of FAR since his appointment in April 2000. His elevation to the Board recognises the valuable contribution made to the Company by him in that capacity. Mr Brindal holds an MBA, a Bachelor of Commerce Degree and is a Fellow Member of the Certified Practicing Accountants in Australia.

FAR welcomes Mr Brindal to the Board and looks forward to an exciting year ahead in 2008 the highlights of which will include:

- Drilling of a series of wells in the Beibu Gulf, offshore China;
- Finalisation of an Oilfield Development Plan over the 6-12 South discovery, Beibu Gulf, offshore China;
- Release of results of 3D survey offshore Deepwater West Africa and advancement of drilling plans;
- Results of 3D surveys at Wild River (Alberta) and NE Waller (Gulf of Mexico) and forward drilling plans on prospects generated by those programs.

FAR also takes this opportunity to extend to its shareholders best wishes for the festive season and a happy and prosperous New Year.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity - First Australian Resources Limited
ABN – 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Albert Edward Brindal
Date of appointment	19 December 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
29,000 Fully Paid Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	NIL

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

END